UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Braze, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

10576N102
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	10576N102

1.	NAME OF REPORTING PERSONS

Cadian Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,496,854

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,496,854

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,496,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1) Based on 82,431,280 shares of Class A Common Stock of Braze, Inc. (the “Issuer”) outstanding as of August 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on September 6, 2024.

CUSIP No.	10576N102

1.	NAME OF REPORTING PERSONS

Cadian Capital Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,496,854

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,496,854

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,496,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

(1) Based on 82,431,280 shares of Class A Common Stock of the Issuer outstanding as of August 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on September 6, 2024.

CUSIP No.	10576N102

1.	NAME OF REPORTING PERSONS

Eric Bannasch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,496,854

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,496,854

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,496,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1) Based on 82,431,280 shares of Class A Common Stock of the Issuer outstanding as of August 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on September 6, 2024.

CUSIP No.	10576N102

Item 1.	(a).	Name of Issuer:
Braze, Inc. (the "Issuer")

(b).	Address of Issuer's Principal Executive Offices:
63 Madison Building 28 East 28th Street, Floor 12 New York, NY 10016

Item 2.	(a).	Name of Person Filing:

Cadian Capital Management, LP Cadian Capital Management GP, LLC Eric Bannasch The filing persons named above are collectively referred to herein as the "Reporting Persons."

(b).	Address of Principal Business Office, or if None, Residence:

Cadian Capital Management, LP
535 Madison Avenue
36th Floor
New York, NY 10022

Cadian Capital Management GP, LLC
535 Madison Avenue
36th Floor
New York, NY 10022

Eric Bannasch
535 Madison Avenue
36th Floor
New York, NY 10022

(c).	Citizenship:
Cadian Capital Management, LP – Delaware Cadian Capital Management GP, LLC – Delaware Eric Bannasch – United States of America

(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share ("Class A Common Stock")

(e).	CUSIP No.:
10576N102

Item 3.	If This Statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  ______________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Cadian Capital Management, LP – 4,496,854 Cadian Capital Management GP, LLC – 4,496,854 Eric Bannasch – 4,496,854

(b)	Percent of class:

Cadian Capital Management, LP – 5.5%
Cadian Capital Management GP, LLC – 5.5%
Eric Bannasch – 5.5%

Such percentages are based on 82,431,280 shares of Class A Common Stock outstanding as of August 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 6, 2024.

(c)	Number of shares as to which the person has:

Cadian Capital Management, LP

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,496,854	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	4,496,854	.

Cadian Capital Management GP, LLC

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,496,854	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	4,496,854	.

Eric Bannasch

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,496,854	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	4,496,854	.

All securities reported in this Schedule 13G are directly held by Cadian Master Fund L.P. and Cadian Opportunities Master Fund LP (collectively, the "Advisory Clients"), advisory clients of Cadian Capital Management, LP (the "Adviser").  Pursuant to Investment Management Agreements, as amended, between the Advisory Clients and the Adviser, the Adviser exercises exclusive voting and investment power over securities directly held by the Advisory Clients.  Cadian Capital Management GP, LLC is the general partner of the Adviser.  Eric Bannasch is the sole managing member of Cadian Capital Management GP, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are directly held by Advisory Clients. Cadian Master Fund L.P. individually directly holds Class A Common Stock representing more than 5% of the Issuer’s Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2024
(Date)

Cadian Capital Management, LP
By: Cadian Capital Management GP, LLC, its General Partner
By: /s/ Eric Bannasch
Eric Bannasch
Managing Member
Cadian Capital Management GP, LLC
By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

/s/ Eric Bannasch
Eric Bannasch

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of November 13, 2024, by and among the Reporting Persons

Exhibit 99.1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Schedule 13G (including additional amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of Braze, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated:  November 13, 2024

Cadian Capital Management, LP
By: Cadian Capital Management GP, LLC, its General Partner
By: /s/ Eric Bannasch
Eric Bannasch
Managing Member
Cadian Capital Management GP, LLC
By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

/s/ Eric Bannasch
Eric Bannasch